UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 4

AMYLIN PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

B&R ACQUISITION COMPANY

(Offeror)

BRISTOL-MYERS SQUIBB COMPANY

(Offeror)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

032346108

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

General Counsel & Corporate Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Associate General Counsel

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Fox, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$5,309,403,868.82	$608,457.68

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 163,768,702 shares of voting common stock, par value $0.001 per share. The transaction value also includes the aggregate offer price for (i) 1,552,376 shares issuable pursuant to the vesting of restricted stock units and (ii) 5,950,014 shares issuable pursuant to outstanding options with an exercise price less than $31.00 per share, which is calculated by (x) multiplying the number of shares underlying an outstanding option with an exercise price less than $31.00 by an amount equal to $31.00 minus the exercise price for such option and (y) dividing such product by $31.00.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $608,457.68	Filing Party: Bristol-Myers Squibb Company and B&R Acquisition Company
Form of Registration No.: Schedule TO	Date Filed: July 10, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (as may be amended from time to time, the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by (i) B&R Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”) and (ii) Parent, for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of Amylin Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $31.00 per share net to the seller in cash without interest and less applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated July 10, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and to Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.

Item 7

(a) Source and Amount of Funds or Other Consideration. Item 7(a) of the Schedule TO is hereby amended and supplemented by amending Section 9 (“Source and Amount of Funds”) of the Offer to Purchase by deleting the final two sentences of the first paragraph of this Section and replacing it with the following sentence:

“Parent expects to obtain the necessary funds from cash on hand, the net proceeds from the Notes Offering (as described below) and the issuance of commercial paper.”

Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is further amended and supplemented by adding the following paragraphs immediately after the first paragraph of Section 9:

“Senior Notes Offering. On July 26, 2012, Parent announced that it had commenced and subsequently priced a registered offering (the “Notes Offering”) of $750 million aggregate principal amount of 0.875% Senior Notes due 2017, $750 million aggregate principal amount of 2.000% Senior Notes due 2022 and $500 million aggregate principal amount of 3.250% Senior Notes due 2042 (collectively, the “Notes”).

The Notes Offering is not conditioned upon the completion of the Offer or the Merger, but, in the event that the Offer is not consummated on or before December 31, 2012 or if the Merger Agreement is terminated any time prior thereto, Parent will be required to redeem all of the Notes for a redemption price equal to 101% of the principal amount of each series of the Notes, plus accrued and unpaid interest from the date of initial issuance to (but excluding) the date of redemption. Completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements, including the consummation of the Notes Offering.

The foregoing description of the Notes Offering shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.”

Item 11

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following paragraphs immediately after the last paragraph of the sub-section captioned “Stockholder Litigation—Delaware Litigation” of Section 16 of the Offer to Purchase:

“On July 27, 2012, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the parties to the Consolidated Delaware Action, pending in the Court of Chancery of the State of Delaware, entered into a memorandum of understanding (the “MOU”) setting forth an agreement-in-principle to settle all claims related thereto. In connection with the MOU, the Company agreed to amend the Schedule 14D–9, previously filed with the SEC, to include certain supplemental disclosures set forth herein (the “Supplemental Disclosures”). The settlement is subject to, among other items, the execution of a stipulation of settlement and final approval by the Court of Chancery, as well as the Merger becoming effective under applicable law. Subject to satisfaction of the conditions set forth in the MOU, the defendants will be released by the plaintiffs and all members of the previously and conditionally certified class of Company stockholders from all claims concerning or arising out of the Offer, the Merger, the Merger Agreement, and the disclosures relating to the foregoing. The foregoing description of the MOU does not purport to be complete and is qualified in its entirety by reference to the MOU which is filed as Exhibit (a)(5)(N).”

Item 11(a) of the Schedule TO is further amended and supplemented by adding the following paragraphs immediately after the last paragraph of the sub-section captioned “Stockholder Litigation—Federal Litigation” of Section 16 of the Offer to Purchase:

“On July, 26, 2012, plaintiff in Halberstam v. Amylin Pharmaceuticals, Inc., Case No. 12-CV 1787 LAB JMA, along with plaintiff in Doucet v. Bradbury, Case No. 12-CV-01807 WQH JMA, jointly filed two ex parte motions for a preliminary injunction and expedited discovery, one in connection with each case. Both motions are currently pending before the court.”

Item 12

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit No.

(a)(5)(M)	Press Release issued by Bristol-Myers Squibb Company, dated July 26, 2012.

(a)(5)(N)	Memorandum of Understanding entered into as of July 27, 2012 (incorporated by reference to Exhibit (a)(5)(L) to Amendment No. 4 to the Schedule 14D-9 filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 27, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

B&R ACQUISITION COMPANY
By	/s/ Demetrios Kydonieus
Name:	Demetrios Kydonieus
Title:	Vice President
Date: July 27, 2012
BRISTOL-MYERS SQUIBB COMPANY
By	/s/ Demetrios Kydonieus
Name:	Demetrios Kydonieus
Title:	Vice President, Strategy, Alliances & Transactions
Date: July 27, 2012

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated July 10, 2012.*

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Instruction Form to be Used with the Letter of Transmittal.*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on July 10, 2012.*

(a)(5)(A)	Joint Press Release of Amylin Pharmaceuticals, Inc. and Bristol-Myers Squibb Company, dated June 29, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Bristol-Myers Squibb Company with the Securities and Exchange Commission on July 2, 2012).*

(a)(5)(B)	Press Release issued by Bristol-Myers Squibb Company, dated July 10, 2012.*

(a)(5)(C)	Class Action Complaint dated July 3, 2012 (Maxine Phillips v. Amylin Pharmaceuticals, Inc., et al.).*

(a)(5)(D)	Class Action Complaint dated July 3, 2012 (Douglas Peterson v. Amylin Pharmaceuticals, Inc. et al.).*

(a)(5)(E)	Transcript of Town Hall Meeting with Bristol-Myers Squibb Company and Amylin Ohio LLC, dated July 12, 2012 and slide presentation used during the Town Hall Meeting (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 1 to the Schedule 14D-9 filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 17, 2012).*

(a)(5)(F)	Amylin Integration Frequently Asked Questions memorandum distributed to Amylin employees on July 17, 2012 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 1 to the Schedule 14D-9 filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 17, 2012).*

(a)(5)(G)	Class Action Complaint dated July 9, 2012 (Susha Halberstam v. Amylin Pharmaceuticals, Inc.) (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9 filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 10, 2011).*

(a)(5)(H)	Stipulated Order of Class Certification and Case Management dated July 10, 2012 (Maxine Phillips v. Amylin Pharmaceuticals, Inc., et al.).*

(a)(5)(I)	Amended Class Action Complaint dated July 12, 2012 (Maxine Phillips v. Amylin Pharmaceuticals, Inc., et al.).*

(a)(5)(J)	Class Action Complaint dated July 10, 2012 (James Warnock v. Amylin Pharmaceuticals, Inc., et al.).*

(a)(5)(K)	Class Action Complaint dated July 20, 2012 (Susha Halberstam v. Amylin Pharmaceuticals, Inc., et al.).*

(a)(5)(L)	Class Action Complaint dated July 20, 2012 (Peter Doucet v. Amylin Pharmaceuticals, Inc., et al.).*

(a)(5)(M)	Press Release issued by Bristol-Myers Squibb Company, dated July 26, 2012.

(a)(5)(N)	Memorandum of Understanding, entered into as of July 27, 2012 (incorporated by reference to Exhibit (a)(5)(L) to Amendment No. 4 to the Schedule 14D-9 filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 27, 2012).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated June 29, 2012, by and among Amylin Pharmaceuticals, Inc., Bristol-Myers Squibb Company, and B&R Acquisition Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Bristol-Myers Squibb Company with the Securities and Exchange Commission on July 3, 2012).*

(d)(2)	Tender and Support Agreement, by and among Amylin Pharmaceuticals, Inc., Bristol-Myers Squibb Company, B&R Acquisition Company and certain stockholders of Amylin Pharmaceuticals, Inc., dated June 29, 2012.*

(g)	None.

(h)	None.

*	Previously filed.

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